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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              VIRTUALFUND.COM, INC.
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   517919 10 6
                             ----------------------
                                 (CUSIP Number)

                                  John E. Feltl
                       920 Second Avenue South, 14th Floor
                          Minneapolis, Minnesota 55402

                                 With a copy to

                             Girard P. Miller, Esq.
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                              Minneapolis, MN 55402
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  May 31, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box [ ].


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--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    John E. Feltl
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,044,420
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,044,420
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,044,420
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------



                                       1
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--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Mary Joanne Feltl
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,044,420
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,044,420
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,044,420
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock (the "Common Stock") of VirtualFund.com, Inc. (the "Issuer"), a Minnesota corporation, with its principal executive offices located at 7090 Shady Oak Road Eden Prairie, MN 55344.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed by John E. Feltl and Mary Joanne Feltl (collectively the ("Reporting Persons"). The Reporting Persons are husband and wife.

     (b) The Reporting Persons are individuals whose principal business address is 920 Second Avenue South, 14th Floor, Minneapolis, Minnesota 55402

     (c) John E. Feltl presently is an employee of Stockwalk Group, Inc. Mary Joanne Feltl presently is an employee of Stockwalk Group, Inc. Stockwalk Group, Inc.'s address is 920 Second Avenue South, 14th Floor, Minneapolis, Minnesota 55402.

     (d) During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Neither of the Reporting Persons are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 31, 2001, the Reporting Persons purchased 1,035,368 shares of the Issuer's Common Stock, at a purchase price of $0.173 per share, in an open market transaction. The Reporting Persons acquired the securities of the Issuer with personal investment funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the securities of the Issuer for investment purposes. The Reporting Persons intend to review on a continuing basis their investments in the Issuer's common stock and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional common stock of the Issuer in the open market or in privately negotiated transactions. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of their holdings of the Issuer's common stock in the open market or in privately negotiated transactions and such privately negotiated purchases or sales may be made at any time, without further prior notice. Any actions that the Reporting Persons might undertake with respect to the Issuer's common stock will be dependent upon a review of numerous factors, including, among other things, the availability of the Issuer's common stock for purchase and the price levels of such common stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Issuer and other further developments.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons beneficially own 1,044,420 shares of the Issuer's Common Stock, representing 6.6% of the shares of Common Stock outstanding, based on 15,631,404 Shares outstanding, as reported by the Issuer in its quarterly report Form 10Q dated May 15, 2001.

     (b) The responses under Items 7 through 11 of the cover page for each of the Reporting Persons are hereby incorporated herein by reference. The Reporting Persons jointly share voting and dispositive power over the purchased securities, and no other person has any voting or dispositive power with respect to these securities.

     (c) Other than the acquisition that is the subject of this Report, no other transactions concerning the Issuer's securities have been effected by the Reporting Persons within the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of any of the Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 11, 2001                          John E. Feltl
                                       -----------------------------------------
                                       John E. Feltl


                                       Mary Joanne Feltl
                                       -----------------------------------------
                                       Mary Joanne Feltl




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